EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Six Months Ended June 30,
	2015	2014
Earnings:
Net income (loss)(1)	$40,762	$(29,443)
Fixed Charges	60,736	34,831
Equity income in unconsolidated company	—	—
Interest capitalized	(7,966)	(5,701)
Amortization of previously capitalized interest	1,269	1,037
Total	94,801	724
Fixed Charges:
Interest cost and debt expense	49,913	26,451
Interest capitalized	7,966	5,701
Interest allocable to rental expense(2)	2,857	2,679
Total Fixed Charges	$60,736	$34,831
Preferred limited partner dividends	7,887	8,823
Total Fixed Charges and Preferred Dividends	$68,623	$43,654
Ratio of Earnings to Fixed Charges	1.56	0.02
Ratio of Earnings to Fixed Charges and Preferred Dividends	1.38	0.02

(1)

Includes gains on mark-to-market derivatives of $78.6 million for the six months ended June 30, 2015 and gains on asset sales and disposal of approximately $86,000 and losses of $1.6 million for the six months ended June 30, 2015 and 2014, respectively.

(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.